October 17, 2008



Mr. Jim Peklenk
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

Subject:  Comment Letter to Conseco, Inc. Dated October 7, 2008

Mr. Peklenk:

This letter confirms our prior communication with you. The Company needs additional time to complete its response to your October 7, 2008 comment letter. The Company expects to provide a response to your letter on or before November 7, 2008. If further explanation is required, do not hesitate to call me at 317-817-6144.

Best regards,

/s/ John R. Kline
-----------------------
John R. Kline
Senior Vice President and
     Chief Accounting Officer